QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

OWENS-ILLINOIS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of dollars, except ratios)

	Years ended December 31,
	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations before income taxes	$335	$328	$(396)	$426	$216
Less: Equity earnings	(67)	(64)	(66)	(59)	(53)
Add: Total fixed charges deducted from earnings	242	257	320	260	228
Dividends received from equity investees	67	50	50	62	34

Earnings available for payment of fixed charges	$577	$571	$(92)	$689	$425

Fixed charges (including the Company's proportional share of 50% owned associates):
Interest expense	$239	$248	$314	$249	$222
Portion of operating lease rental deemed to be interest	3	9	6	11	6

Total fixed charges deducted from earnings	$242	$257	$320	$260	$228

Ratio of earnings to fixed charges	2.4	2.2		2.7	1.9
Deficiency of earnings available to cover fixed charges			$412

QuickLinks

  EXHIBIT 12
OWENS-ILLINOIS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of dollars, except ratios)